Exhibit 33

British American Tobacco p.l.c. (the “Company”)

27 February 2025

Block Listing Application and Cancellation of Previous Facility

Block Listing Application

The Company announces that an application has been made to the Financial Conduct Authority and the London Stock Exchange for a Block Listing totalling 1,500,000 Ordinary shares of 25p each (the “Shares”) to be admitted to the equity shares (commercial companies) category of the Official List and to trade on the main market of the London Stock Exchange.

Admission of the Shares is expected on 3 March 2025.

The Shares will be issued pursuant to the British American Tobacco Sharesave Scheme.  Upon issuance, the Shares shall rank equally with the existing issued shares of the Company.

Block Listing Cancellation

The Company currently has 31,189 Ordinary shares of 25p each block listed under the British American Tobacco Executive Share Option Scheme (the “Scheme”). No allotments have been made under the Scheme since the last block listing return was released on 1 January 2025. All outstanding options under the Scheme have now been exercised and the Scheme has closed. As a result, the block listing associated with the Scheme has been cancelled.

Christopher Worlock
Assistant Secretary
British American Tobacco p.l.c.

Enquiries:

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012 | IR_team@bat.com